The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement      SUBJECT TO COMPLETION       December 1, 2009


                    Pricing Supplement dated December o, 2009
          to the Product Prospectus Supplement dated February 25, 2009, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                     o

                                 Royal Bank of Canada
                                 Senior Global Medium-Term Notes, Series C

                                 Redeemable Step Up Notes, Due December 9, 2016


     Royal Bank of Canada is offering the notes described below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated February 25, 2009 describe terms that will apply generally to the notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                    Royal Bank of Canada ("Royal Bank").

Underwriter:               RBC Capital Markets Corporation

Principal Amount:          $o

Maturity Date:             December 9, 2016

Interest Rate:             Year 1:     2.00%
                           Year 2:     2.25%
                           Year 3:     2.50%
                           Year 4:     3.00%
                           Year 5:     3.50%
                           Year 6:     4.00%
                           Year 7:     5.00%

Reference Rate:            Not Applicable

Reference Rate             Not Applicable
Range:

Type of Note:              Step Up Note

Interest Payment           Semi-Annually, on the 9th day of each month of June
Dates:                     and December, commencing June 9, 2010 and ending on
                           the Maturity Date (whether the Stated Maturity Date or an earlier Redemption Date). If the Interest
                           Payment Date is not a New York or Toronto business day, interest shall be paid on the next New York or Toronto business day, without adjustment for period end dates and no interest shall be paid in respect of the delay.

Redemption:                Redeemable

Call Date(s):              Semi-Annually, on the 9th day of each month of June
                           and December, commencing June 9, 2010 and ending on the Maturity Date (whether the Stated Maturity Date or an earlier Redemption Date).

Survivor's Option:         Applicable

Incorporated risk          The notes are subject to the risks set forth under
factors:                   the heading "Additional Risks Specific to Your Notes"
                           in the product prospectus supplement.

Minimum                    $1,000 (except for certain non-U.S. investors for
Investment:                whom the minimum investment will be higher)

Denomination:              $1,000 (except for certain non-U.S. investors for
                           whom the denomination will be higher)

Clearance and              DTC global (including through its indirect
Settlement:                participants Euroclear and Clearstream, Luxembourg as
                           described under "Description of Debt Securities --
                           Ownership and Book-Entry Issuance" in the accompanying prospectus).

CUSIP No:                  78008HRA0

Currency:                  U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

Terms Incorporated         All of the terms appearing above the item captioned
In the Master Note:        "Listing" on the cover page of this pricing
                           supplement and the terms appearing under the caption
                           "General Terms of the Notes" in the product supplement with respect to notes dated February 25, 2009.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1of the product supplement to read about investment risks relating to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100.00%          $o
Underwriting discounts and commission.................................................     o%               $o
Proceeds to Royal Bank................................................................     o%               $o

We may use this pricing supplement in the initial sale of a note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement, dated February 25, 2009 the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated February 25, 2009:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465909000396/
     0001214659-09-000396.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.


                                  RISK FACTORS

The notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

Early Redemption Risk. We retain the option to redeem the notes on any semi-annual redemption date, commencing June 9, 2010. It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption date and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors and May Be Substantially Less Than The Amount For Which They Were Originally Purchased. Some of these factors include, but are not limited to: (i) changes in U.S. interest rates, (ii) any actual or anticipated changes in our credit ratings or credit spreads, and (iii) time remaining to maturity.

The Inclusion Of Commissions and Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which RBC Capital Markets Corporation is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by RBC Capital Markets Corporation., as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Will Not Be Listed on Any Securities Exchange and Secondary Trading May be Limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. RBC Capital Markets Corporation may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which RBC Capital Markets Corporation is willing to transact. If at any time RBC Capital Markets Corporation were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

We or our Affiliates are Market Participants. We or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.



                        Supplemental Plan of Distribution

     We expect that delivery of the Notes will be made against payment for the Notes on or about December 9, 2009, which is the second business day following the Pricing Date (this settlement cycle being referred to as "T+2"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.





                                        o


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                 Redeemable Step Up Notes, Due December 9, 2016

                                December o, 2009